RICHARD H. GILDEN

PARTNER

PHONE   212-715-9486

FAX   212-715-8085

RGILDEN@KRAMERLEVIN.COM

November 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place
100 F Street, N.E.

Washington, D.C. 20549

Attn:  Elaine Wolf, Legal Branch Chief

Re:	RiskMetrics Group, Inc.
Registration Statement on Form S-1
Filed September 19, 2007
File No. 333-146167

Ladies and Gentlemen:

On behalf of RiskMetrics Group, Inc. (the “Company”), we provide the Company’s responses to the letter dated October 18, 2007 (the “Comment Letter”) to Mr. Steven E. Friedman, General Counsel for the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 1 to the Registration Statement (“Amendment No.1”), which is being submitted simultaneously with this letter, the revisions to the Registration Statement described in its responses to the Staff’s comments in this letter.

For your convenience we are submitting a copy of Amendment No.1 marked to show changes from the prior version. All references herein to page numbers in the Registration Statement are to page numbers in this marked version.

General Comments

1.             In an article dated September 10, 2007, “ISS and Glass Lewis to Merge?” at http://www.thecorporatecounsel.net/blog/archive/2007_09.html, it states:  “RiskMetrics, meanwhile, is rumored to have taken another transformative step. Sources say it opened confidential talks with US Securities and Exchange Commission officials in advance of filing formal IPO documents that would allow it to launch as a publicly traded company. Please provide us with the name or names of individuals within the SEC with whom you spoke and the nature of these talks.

Response:

Neither the Company nor, to the Company’s knowledge, any representative of the Company has engaged in any discussions with the Commission with respect to the matters referenced above.

2.             Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response:

Two of our selling shareholders, entities affiliated with TCV V, L.P. (“TCV”) and entities affiliated with Spectrum Equity Investors IV, L.P. (“Spectrum”), own minority equity positions in various broker-dealer entities. However, none of such broker-dealer entities will be participating in this offering as selling shareholders and the shares held by TCV and Spectrum were not received as underwriting compensation. The shares owned by TCV and Spectrum were purchased in 2004 and were purchased for such shareholder’s own account and not with a view toward distribution. Consequently, the Company believes that such selling shareholders should not be included as underwriters in the proposed offering.

3.             In the next amendment, please include any graphics, maps, photographs, and related captions as they will appear in the prospectus. Please do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we have had an opportunity to review these items.

Response:

The Company is still in the process of determining what graphics, maps, photographs, and related captions will be included in the prospectus. The Company will not deliver any preliminary prospectus to any prospective investors before the Staff has had an opportunity to review such items.

4.             We note that you will be issuing options to employees upon consummation of the offering. Please tell us the exemption upon which you are relying. If you are relying on Rule 701, please tell us how you meet the requirements of Rule 701(d)(2).

Response:

Pursuant to Rule 701(d)(2)(iii), the Company is permitted to issue, during any consecutive 12-month period, up to 15% of the outstanding amount of the class of securities being offered and sold in reliance on such section, measured at the issuer’s most recent annual balance sheet date (if no older than its last fiscal year end). As of the Company’s December 31, 2006 balance sheet date, the Company had 42,530,053 shares of common stock, par value $0.01, outstanding. In the current 12-month period, the Company has issued shares and options representing approximately 5% of such outstanding common stock. The Company intends to rely on the exemption of Rule 701 to issue options to employees upon the consummation of this offering and will be able to meet the requirements of Rule 701(d)(2) by remaining under the 15% threshold. The Company has also revised the disclosure on page 6 to indicate the options to its employees will be issued immediately prior to the consummation of the proposed offering.

Industry and Market Data, page iii

5.             Your description of the Gartner Reports disclaims responsibility for the information derived from those reports. This type of disclaimer is not appropriate. As the registrant, you are responsible for all information contained in the registration statement. Please revise to remove this disclosure from the prospectus.

Response:

The Company has revised the disclosure on page iii and indicated that the statement does not disclaim the Company’s responsibilities with respect to the information contained in the registration statement.

Prospectus Summary page 1

6.             Regarding your leadership position, we note the following statements that:

•      you are “a leading provider of risk management and corporate governance products and services,

•      your company “consists of two leading businesses: RiskMetrics and ISS,”

•      you are “a leading provider of multi-asset, position-based risk and wealth management solutions,” and

•      you are “a leader in multi-asset class risk management market.”

Please provide us with support for these statements and revise the disclosure to clearly state the basis for these statements, including the metric by which you are measuring your position as a leader. For example, are you the leader in terms of revenues for each of the products or services to which you refer or do you lead on the basis of the number of clients?  Your revised disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company has revised the disclosure to indicate that RiskMetrics is a leader in the multi-asset class risk management market with respect to revenues and ISS is a leader in the corporate governance market based on revenues.

Based upon filings with the Commission by its significant competitors, including MSCI’s Barra unit and Moody’s KMV, as well as the latest foreign annual report of Algorithmics, the Company has determined that its RiskMetrics business is a revenue leader in the multi-asset class risk management market. Revenues for the Company’s RiskMetrics business for the year ended December 31, 2006 were approximately $101 million. According to documents filed with the Commission, revenues for the year ended December 31, 2006 for MSCI’s multi-asset class portfolio analytics, the directly comparable market group, was approximately $17 million. Algorithmics, which aggregates all product class revenues, had revenues of approximately $103 million for the year ended December 31, 2005. Additionally, Moody’s KMV’s reported revenues of approximately $142 million for the year ended December 31, 2006. However, a significant portion of Algorithmics’ and Moody’s KMV’ businesses focus primarily on credit risk analysis, which is not the market segment in which the Company claims to be a leader. Rather, the Company claims to be a leader in the multi-asset class risk management segment of the market. In addition, certain of the Company’s competitors are private companies which do not publicly disclose financial results.  However, the Company’s management believes, based upon their knowledge of the industry, that such competitors derive substantially less revenues from their multi-asset class risk management products in comparison to the Company.

In addition, attached hereto as Annex I is the GAO Report to Congressional Requesters, “Corporate Shareholder Meetings, Issues Relating to Firms That Advise Institutional Investors on Proxy Voting,” published in June 2007, which cites the Company’s ISS business as the “dominant proxy advisory firm.”  The GAO Report also estimates that ISS has nearly 5 times as many clients as its closest competitor. Based upon management’s knowledge of pricing within the proxy advisory industry, the Company consequently believes that ISS’ revenues are greater than those of the closest competitors within the proxy advisory industry.

The Company has also added additional disclosure regarding the extent and nature of its competition and its relative market position on pages 2, 16 and 78.

7.             Please avoid use of the term “solution” as it is jargon. Instead of using the term solution, please revise throughout the filing to describe your actual product or service. If the product is software, please revise to so state. In this connection, please revise the summary and throughout to clearly explain the nature of each of your products and services. Currently you describe what your products and services address, how they are structured or what they enable customers to do, but you do not describe the nature of the products and services. We note for example your statement on page 1 that “our flagship RiskManager market risk system integrates consistently-modeled market data with our widely adopted analytical models and robust processing capabilities into a comprehensive risk reporting solution.”

Response:

The Company has revised the disclosure throughout the registration statement to avoid the use of the term “solution” and clarify the nature of each of the Company’s significant products and services.

8.             We note your relatively lengthy disclosure of your competitive strengths and your growth strategy in the summary. Please revise the summary to provide a balanced representation of material information regarding your strengths and weaknesses. In this connection, please revise to discuss risk factors throughout the summary rather than simply providing a cross-reference to that section. For example only, please revise to disclose the percentage ownership of your principal stockholders after the offering and their ability to significantly influence matters requiring shareholder approval, including the election of directors and corporate transactions such as mergers and sales of assets. For another example, we note your statement that your renewal rates were approximately 89% for the six months ended June 30, 2007 but you disclose on page 46 that you had declining renewal rates over the past three years.

Response:

The Company has revised the disclosure on page 5 to highlight the material risk factors relating to the Company’s business. The Company believes that the references to the material risk factors together with the rest of the summary section provides a balanced presentation of material information regarding the Company’s strengths and weaknesses.

With respect to the Staff’s comment regarding renewal rates, the Company will be updating the registration statement at a later date with financial information for the nine months ended September 30, 2007, which will indicate a renewal rate of approximately 91%. The lower renewal rate for the calendar year 2006 resulted from the termination of the JPMorgan online services agreement in April 2006, as disclosed in the registration statement. This lower renewal rate has not been typical for the Company’s business and has been a one-time event. The Company does not believe that the general trend in its renewal rates is declining. As such, the Company does not believe that a decline in renewal rates represents a significant risk.

9.             If you choose to retain a brief discussion of the key elements of your growth strategy on page 4, please revise to present your strategy with more specificity by clarifying what your services and strategy actually entail. For example, explain the types of products and services that you plan to offer and how you intend to “leverage” your

RiskMetrics brand and international presence to sell more products and services outside the United States.

Response:

The Company has revised the disclosure on pages 4 and 5 in response to the Staff’s comment.

Summary Consolidated Financial Information and Other Data, page 7

(3) Adjusted EBITDA

10.           Please revise your discussion of Adjusted EBITDA to include the information required by Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures. Absent this disclosure, it appears this measure would not be allowable under Item 10(e) of Regulation S-K. Refer to Question 14 of the FAQ.

Response:

The Company has provided additional disclosure to the discussion of Adjusted EBITDA to include the information required by question 10 of the FAQ.

Risk Factors, page 14

11.           Please review risk factors to eliminate those risks that are general in application as such present a risk for any company. We note the following examples on page 15 and on pages 18 through 21.

•      We must recruit and retain skilled management and other key employees to succeed in our business.

•      We are exposed to certain liabilities as a result of our products and services.

•      If we are unable to protect or intellectual property rights, our competitive position could be harmed.

•      If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.

•      Our stock price may be volatile and may be affected by market conditions beyond our control, and you may be unable to resell your shares at or above the offering price or at all.

Please note that the above list is not all inclusive. You should review the risk factors to ensure that the risks presented are specific to your company and not general in application. You may wish to consider revising the above risk factors and other risk factors to demonstrate a specific risk to the company. For example, under the first risk factor listed above, you may wish to provide more specific information regarding the possible impact on the company if Mr. Ethan Berman or any other specific key personnel left the company.

Response:

The Company has reviewed the risk factors and revised them to eliminate those risks that are general in application. The risk factors that the Company has eliminated in response to this comment are:

•      “Our growth may place significant strain on our management and other resources.”

•      “If we are unable to protect our intellectual property rights, our competitive position could be harmed.”

•      “If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.”

•      “Our stock price may be volatile and may be affected by market conditions beyond our control, and you may be unable to resell your shares at or above the offering price or at all.”

•      “We will incur additional costs as a result of becoming a public company.”

•      “If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.”

•      “We may allocate proceeds of this offering in ways with which you or other stockholders may not agree.”

With respect to certain of the Staff’s examples, the Company has revised certain risk factors to more fully present the risks that are specific to the Company. For example, the Company has revised the risk factor entitled “We require highly trained and skilled management and other key employees to maintain and expand our analytical models, proxy voting recommendations and other important aspects of our product and service offerings” appearing on page 16 to reflect the specific risk the Company faces due to a need for workforce that is highly trained and skilled in risk measurement analytics and corporate governance practices. The Company also revised the risk factor entitled “Our products and services support the proxy voting and risk analysis processes of clients. Consequently, we may be exposed to potential liability claims brought by our clients or third parties as a result of the operational failure of our products and services” appearing on page 19. The Company has also provided additional information in a number of risk factors in response to other Staff comments, as set forth in the responses below.

12.           We note your disclosure on page 122 that because Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are each an underwriter and may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(h) of FINRA’s Conduct Rules and that as a result the offering will be made in compliance with Rule 2720 of the conduct rules. Please revise the summary and the risk factors section to include appropriate and detailed disclosure regarding the risks associated with the fact that the underwriters have an interest in the offering beyond the discounts and commissions they receive for serving as underwriters and the resulting risks associated with their underwriter due diligence obligation.

Please provide us with all correspondence between FINRA and the underwriters relating to this aspect of the offering.

Response:

The Company has inserted a new risk factor on page 22 in response to the Staff’s comment. The correspondence with FINRA relating to this aspect of the offering is attached hereto as Annex II.

We may experience difficulty in integrating our recent acquisitions of ISS and CFRA into our operations and we may not realize the anticipated benefits of the acquisitions. page 14

13.           There is a bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to the company posed by each factor and the risks that have already materialized. For example only, please discuss the risks that have materialized with respect to the consummation of the ISS acquisition which took place more than nine months ago. Did you enter into markets in which you had limited experience with respect to the ISS acquisition?  Did you experience adverse effects on your reported operating results as a result of the acquisition?  In this connection, we note that you incurred substantial leverage as a result of your acquisitions discussed in the next risk factor.

Response:

The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Our ability to compete, succeed and generate profits will depend on our ability to obtain data from third-party vendors on commercially reasonable terms. page 16

14.           In this risk factor, you state:  “In addition, ISS relies on our data feed agreement with Broadridge, formerly ADP Proxy Services, which allows for many ballots to be received and proxy votes to be made electronically, minimizing the manual aspects of the proxy voting process and limiting the risk of error inherent in the manual process.”  Because Broadridge is a direct competitor of ISS, please revise, if appropriate, to address the risk that Broadridge might not renew the data feed agreement.

Response:

The Company has revised the disclosure on page 17 in response to the Staff’s comment.

Any perceived conflicts of interest in our business could harm our reputation and business.

15.           Please revise the caption to briefly identify the nature of the conflicts that you address in the narrative. If appropriate, please revise to include conflicts as a result of your compensation advisory services.

Response:

The Company has revised the disclosure on pages 17 and 18 in response to the Staff’s comment.

Our growth may place significant strain on our management and other resources, page 18

16.           The information contained in this risk factor appears to repeat information contained in the first risk factor on page 14. Please combine this information and provide information regarding the specific risk to the company.

Response:

The Company has eliminated this risk factor and incorporated the significant elements of this risk factor into the risk factor entitled “We may experience difficulty in completing the integration of our recent acquisitions of ISS and CFRA into our operations, and we may not realize the anticipated benefits of the acquisitions” in response to the Staff’s comment.

We have engaged in hedging transactions and may engage in other hedging transactions which involve risks that could have a materially adverse effect on our financial condition or results of operations. page 19

17.           In this section, you state:  “Interest rate swaps effectively change variable-debt obligations either to fixed-rate debt obligations or to variable-rate debt obligations based on a different index.”  Please revise this to state which interest rate swap you have entered into.

Response:

The Company has revised the disclosure on page 20 in response to the Staff’s comment.

Operations outside the United States involve certain risks which may adversely affect us. page 20

18.           Under this risk factor, you state:  “A significant portion of our business is conducted outside the United States.”  Please indicate what percentage of business is conducted outside of the United States. Additionally, there is a bulleted list under this risk factor. Please break out these risks into separate risk factors, each with its own (sub)heading, and specifically discuss the risk to the company posed by each factor.

Response:

The Company has revised the risk factor on pages 20 and 21 in response to the Staff’s comment to indicate the percentage of business conducted outside the United States, break out the risks into separate subheadings and more specifically discuss the risks to the Company.

Future sales of shares of our common stock by our affiliates and other stockholders... page 22

19.           Please revise the heading and the discussion to quantify the shares that may be sold by existing stockholders.

Response:

The Company has revised the disclosure on page 21 in response to the Staff’s comment.

Upon closing of this offering, our principal stockholders will still have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the price of our shares of common stock. page 23

20.           Please revise to separate risks regarding the control held by a limited number of shareholders and the risks regarding conflict of interests between the interest of these controlling shareholders and RiskMetrics.

Response:

The Company has revised the disclosure on page 22 in response to the Staff’s comment.

We may allocate the proceeds of this offering in ways with which you or other stockholders may not agree, page 23

21.           With the exception of the last sentence, it is not clear that you are presenting a risk in this risk factor. Please revise.

Response:

The Company has eliminated this risk factor in response to the Staff’s comment.

Notes to Unaudited Pro Forma Statements of Operations, page 32

22.           In Note 1, you state:  “These estimates of fair market value could change based on the completion of our evaluation of the assets and liabilities of ISS, including finalization of an independent appraisal of the assets acquired.”  In the section, “Management Discussion and Analysis,” please provide information as to when you expect this appraisal to be completed.

Response:

The Company expects this appraisal to be completed by December 31, 2007 and has added this disclosure to the aforementioned sections on pages 27, 31 and 55.

1. Allocation of Purchase Price, page 32

23.           We note from your disclosure here and on page 51 that you engaged an independent valuation firm to assess the fair value of your common stock issued in connection with the merger. In this regard, it appears that you relied upon these valuations. Please disclose the name of the independent appraiser and file a written consent by the appraiser that expressly consents to the inclusion of information regarding their appraisals. Please refer to Section 436 of Regulation C.

Response:

As disclosed on page 50, the Company determined the valuation internally on the basis disclosed and used an independent valuation firm to support the Company’s determination. As such, the Company has removed the disclosure relating to the independent valuation firm in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Non-Recurring Revenues, page 46

24.           In this section, you state:  “Our non-subscription services include implementation, compensation advisory services, and similar services and overages related to ISS’ proxy business.”  Also, you state:  “Although we classify overages related to proxy voting contracts as one-time, overages typically result in larger proxy voting contract renewals.”  Please explain what you mean by the use of the term “overages.”

Response:

The Company has revised the disclosure on page 45 in response to the Staff’s comment to explain the use of the term “overages.”

Liquidity and Capital Resources, page 71

25.           You state:  “Our future working capital requirements will depend on many factors, including our revenue growth, debt service, possible acquisitions of businesses and investments in our own business.”  Please state whether you have current plans to acquire any business. If so, please disclose this.

Response:

From time to time in the normal course of its business, the Company considers acquisition opportunities. The Company does not believe that further disclosure is required.

Industry Overview, page 75

26.           Under this section, please explain what CAGR is and please explain why the charts are being used in your registration statement.

Response:

The Company has removed the charts from the Industry Overview section and all references to “CAGR” in response to the Staff’s comment.

27.           In the graphics on page 77, the information is presented only through 2005. Is there more recent information?  If so, please revise this graph to present more recent information.

Response:

The Company has removed the graphs on pages 74 and 75 in response to the Staff’s comment.

ISS, page 95

Research Development and Operations, Page 95

28.           You state:  “ISS’ clients outsource tasks to ISS over which they have a fiduciary responsibility.”  Please explain which types of tasks are referred to by this statement.

Response:

The Company has revised the disclosure on page 94 in response to the Staff’s comment to indicate that clients outsource proxy voting tasks to ISS rather than outsourcing tasks over which they have a fiduciary responsibility.

Management, page 98

Committees of the Board of Directors, page 99

29.           You state:  “Five of these directors qualify as “independent” according to the rules and regulations of the SEC and the               .”  Please identify the five directors who are considered independent.

Response:

The Company has revised the disclosure on page 98 to identify the five directors which the Company considers to be independent.

30.           You also state that you plan to add four new independent directors and that Mr. Peter Bernard will be resigning shortly. Therefore, please clearly state, after the addition of the new directors, the number of directors that will be sitting on your board. Do you intend to have 11 directors on your board or do you intend to replace Mr. Bernard and have 12 directors on your board?

Response:

The Company has revised the disclosure on page 98 in response to the Staff’s comment.

Director Compensation, Page 101

31.           Please disclose how you determined the amount of stock to be granted to the directors.

Response:

The Company has revised the disclosure on page 100 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 102

32.           Please note that since you have not completed any of the tables in this section, we may need additional time to review your compensation disclosure.

Response:

The Company has completed the tables in the compensation discussion and analysis section on pages 104 through 106 in response to the Staff’s comment.

Compensation Guidelines, pages 102-103

33.           We note your disclosure that:  “An executive’s incentive compensation will be tied to clearly defined objectives at the beginning of every year. For our chief executive officer, these will be the corporate objectives for the firm, which are agreed upon by our board of directors and our senior management on an annual basis. Our board of directors will evaluate our chief executive officer on his/her performance in meeting (or exceeding) those objectives and will award any incentive compensation accordingly.”  Please provide quantitative or qualitative disclosure of objectives for each executive in 2006. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, please provide us with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.

Response:

The Company has revised the disclosure on pages 102 and 103 in response to the Staff’s comment.

34.           On page 103, you state:  “We believe that formulas and rules, such as those discussed above, can be useful to set guidelines for compensation, but must be applied in consideration of specific circumstances.”  Please explain what formulas are being referred to in this statement. Further, to the extent that the compensation committee has discretion to adjust compensation, please disclose whether or not such discretion was exercised.

Response:

The Company has revised the disclosure on page 102 to reference only “rules,” in response to the Staff’s comment.

35.           We note your disclosure that “No executive who has been granted equity (vested and unvested) deemed “enough” by our board of directors will be eligible for additional equity awards. “Enough” will be determined by executive replacement value, overall compensation levels within our company and common sense.”  Please revise to disclose how you value “executive replacement.”

Response:

The Company has revised the disclosure on page 102 in response to the Staff’s comment to indicate how it values “executive replacement.”

Certain Relationships and Related Transactions, page 109

Right to Appoint Board and Committee Members, pages 109-110

36.           On page 110, you state:  “All rights to make a binding nomination for the appointment of directors will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the term of those directors will expire.”  Please state when these terms are expected to expire.

Response:

The Company has revised the disclosure on page 110 in response to the Staff’s comment.

Description of Capital Stock, page 113

Delaware Anti-Takeover Statute, page 114

37.           In this section, you state:  “Our Second Amended and Restated Certificate of Incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder.”  Please explain how you complied with DGCL § 203(b) in opting out of application of this section of Delaware law. If you did not opt out of this provision in your original Certificate of Incorporation, please state in this section that the opt out provision will not be effective for twelve months and will not apply to persons who became interested shareholders prior to the adoption of the opt out provision in accordance with DGCL § 203(b)(3).

Response:

The Company has revised the disclosure on page 114 to indicate that the Company anticipates that its stockholders will approve the Second Amended and Restated Certificate of Incorporation in compliance with DGCL § 203(b)(3).

DGCL § 203(b)(3) states that “an amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within the 3 categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section.”  The Company has never had a class of voting stock that falls within the 3 categories set out in DGCL § 203(b)(4) and has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by DGCL § 203. As such, the Company believes that the opt out provision shall be effective immediately upon approval by the Company’s stockholders.

Description of Certain Indebtedness, page 115

38.           We note that the credit facilities required that you enter into interest rate swap agreements. Please revise to discuss these interest swap agreements.

Response:

The Company has provided additional disclosure to discuss the interest swap agreements on page 116.

Underwriting, page 120

39.           On page 122, you state:  “At our request, the underwriters have reserved for sale, at the initial offering price, up to        of the shares offered by this prospectus for sale to our directors and employees. If these persons purchase reserved shares, this will reduce the number of shares available to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.”  Please state whether the shares that are part of this directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

Response:

The Company has deleted the referenced language. The Company does not intend to engage in a directed-share program.

Financial Statements

Note 3 – Acquisition, page F-14

40.           Please tell us how you determined that certain of the trade names have indefinite lives. In your response please cite the accounting literature that you have relied upon.

Response:

The Company has preliminarily determined that $6.7 million of the assets acquired in the ISS acquisition were attributable to the Corporate Governance Quotient (“CGQ”) trade name, which was deemed to have an indefinite useful life in accordance with paragraph 11 of FAS 142 “Goodwill and Other Intangible Assets.”  The CGQ registered trade name has been an industry recognized brand for more than five years in providing Corporate Governance ratings. Corporate Governance ratings, which are provided only by a limited number of the Company’s competitors, have significantly increased in demand as a result of numerous corporate scandals and stricter regulatory requirements. The CGQ tradename is distinguished from other product offerings of ISS and RiskMetrics since the CGQ product is based upon proprietary methodology which is based upon a compilation of various independent variables which provide an objective rating to a third party. Consequently, the CGQ product cannot be duplicated by the Company’s customers or competitors.

The CGQ tradename allowed the Company to enhance its product offerings in the corporate governance market and is expected to provide future cash flows for the foreseeable future. Specifically, the Company projects that the CGQ tradename will continue to provide increasing cash flows due to increasing demand for corporate governance ratings, limited competition and CGQ’s proprietary independent rating system. In addition, the CGQ tradename has no legal, regulatory or contractual restrictions which may limit its useful life and does not require material costs to maintain the useful life of the asset. The Company plans to separately use the CGQ tradename and related product offerings indefinitely.

The Company evaluated all the pertinent factors discussed above and determined there is no limitation on the useful life of the CGQ tradename, which is consistent with paragraphs B44 and B45 of FAS 142. In addition, example 7 of Appendix A of FAS 142 cite tradenames as an example of an indefinite life intangible asset.

Part II, Information Not Required in Prospectus, page II-1

41.           Under Item 16, please ensure that all exhibits required by Item 601 of Regulation S-K are provided. For example, if you have entered into agreements with your executive officers or directors, these agreements should be provided as exhibits.

Response:

The Company notes the Staff’s comment and will ensure that all exhibits required by Item 601 of Regulation S-K will be provided.

* * *

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Richard Gilden at (212) 715-9486, Ernest Wechsler at (212) 715-9211 or Jeffrey Taylor at (212) 715-9335.

Sincerely,

Richard H. Gilden

cc:	Stacie D. Gorman, Division of Corporation Finance
Steven E. Friedman, General Counsel of
RiskMetrics Group, Inc.
Richard B. Aftanas, Skadden, Arps, Slate, Meagher
& Flom LLP

Annex I

United States Government Accountability Office
GAO	Report to Congressional Requesters

June 2007	CORPORATE SHAREHOLDER MEETINGS

Issues Relating to Firms That Advise Institutional Investors on Proxy Voting

[GAO LOGO]
GAO-07-765

[GAO LOGO]	June 2007
CORPORATE SHAREHOLDER MEETINGS
Highlights	Issues Relating to Firms That Advise Institutional Investors on Proxy Voting
Highlights of GAO-07-765, a report to congressional requesters

Why GAO Did This Study

At annual meetings, shareholders of public corporations can vote on various issues (e.g., mergers and acquisitions) through a process called proxy voting. Institutional investors (e.g., mutual funds and pension funds) cast the majority of proxy votes due to their large stock holdings. In recent years, concerns have been raised about a group of about five firms that provide research and recommendations on proxy votes to their institutional investor clients.

GAO was asked to report on (1) potential conflicts of interest that may exist with proxy advisory firms and the steps that the Securities and Exchange Commission (SEC) has taken to oversee these firms; (2) the factors that may impede or promote competition within the proxy advisory industry; and  (3) institutional investors’ use of the firms’ services and the firms’ potential influence on proxy vote outcomes.

GAO reviewed SEC examinations of proxy advisory firms, spoke with industry professionals, and conducted structured interviews with 31 randomly selected institutional investors.

GAO is not making any recommendations.

GAO provided a draft of this report to SEC for its review and comment. SEC provided technical comments, which GAO incorporated, as appropriate.

www.gao.gov/cgi-bin/getrpt?GAO-07-765.

To view the full product, including the scope and methodology, click on the link above. For more information, contact Yvonne Jones at (202) 512-8678 or jonesy@gao.gov.

What GAO Found

Various potential conflicts of interest can arise at proxy advisory firms that could affect vote recommendations, but SEC has not identified any major violations in its examinations of such firms. In particular, the business model of the dominant proxy advisory firm—Institutional Shareholder Services (ISS)—has been the most commonly cited potential conflict. Specifically, ISS advises institutional investors how to vote proxies and provides consulting services to corporations seeking to improve their corporate governance. Critics contend that corporations could feel obligated to retain ISS’s consulting services in order to obtain favorable vote recommendations. However, ISS officials said they have disclosed and taken steps to mitigate this potential conflict. For example, ISS discloses the potential conflict on its Web site and the firm’s policy is to advise clients of relevant business practices in all proxy vote analyses. ISS also maintains separate staff who are located in separate buildings for the two businesses. While all institutional investors GAO spoke with that use ISS’s services said they are satisfied with its mitigation procedures, some industry analysts continue to question their effectiveness. SEC conducts examinations of advisory firms that are registered as investment advisers and has not identified any major violations.

Although new firms have entered the market, ISS’s long-standing position has been cited by industry analysts as a barrier to competition. ISS has gained a reputation for providing comprehensive services, and as a result, other firms may have difficulty attracting clients. Proxy advisory firms must offer comprehensive coverage to compete and need sophisticated systems to provide the services clients demand. But firms interested in entering the market do have access to much of the information needed to make recommendations, such as publicly available documents filed with SEC. Competitors have attempted to differentiate themselves from ISS by, for example, providing only proxy advisory services and not corporate consulting services. While these firms have attracted clients, it is too soon to tell what their ultimate effect on enhancing competition will be.

Among the 31 institutional investors GAO spoke with, large institutions reportedly rely less than small institutions on the research and recommendations offered by proxy advisory firms. Large institutional investors said that their reliance on proxy advisory firms is limited because, for example, they have in-house staff to assess proxy vote issues and only use the research and recommendations offered by proxy advisory firms to supplement such research. In contrast, small institutional investors have limited resources to conduct their own research and tend to rely more heavily on the research and recommendations offered by proxy advisory firms. The fact that large institutional investors cast the great majority of proxy votes made by institutional investors and reportedly place relatively less emphasis on advisory firm research and recommendations could serve to limit the firms’ overall influence on proxy voting results.

United States Government Accountability Office

Contents

Letter		A-5
	Results in Brief	A-7
	Background	A-10
	Potential Conflicts of Interest Exist among Proxy Advisory Firms That Could Affect Their Vote Recommendations, but SEC Has Not Identified Any Major Violations in Its Examinations of Registered Firms	A-13
	Analysts Cite ISS’s Long-standing Position in the Industry as a Potential Barrier to Competition, Although Firms Have Entered the Market in Recent Years	A-17
	Large Institutional Investors Reportedly Rely Less Than Small Institutional Investors on Advisory Firms, Limiting the Influence These Firms Have on Proxy Voting Results	A-19
	Agency Comments	A-22

Appendix I	Scope and Methodology	A-24

Appendix II	GAO Contact and Staff Acknowledgments	A-27

Tables
	Table 1: Overview of the Major Proxy Advisory Firms	A-17
	Table 2: Reliance of Large Institutional Investors on Proxy Advisory Firms	A-19

Abbreviations

Egan-Jones	Egan-Jones Proxy Services
Glass Lewis	Glass Lewis & Co.
ICS	ISS Corporate Services, Inc.
ISS	Institutional Shareholder Services, Inc.
MCG	Marco Consulting Group
PGI	Proxy Governance, Inc.
PWBA	Pension Welfare Benefits Administration
SEC	Securities and Exchange Commission

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[GAO LOGO]

United States Government Accountability Office
Washington, DC 20548

June 29, 2007

The Honorable Spencer Bachus
Ranking Member
Committee on Financial Services
House of Representatives

The Honorable Deborah Pryce
Ranking Member
Subcommittee on Capital Markets,

Insurance, and Government Sponsored Enterprises

Committee on Financial Services
House of Representatives

The Honorable Richard Baker
House of Representatives

Each year, publicly traded corporations hold shareholder meetings for director elections and to consider management and shareholder proposals that may have an effect on a corporation’s operations and value, such as executive compensation, corporate governance matters, and proposed mergers and acquisitions. Most shareholders typically do not attend these meetings, opting instead to vote by mail or online, through a process known as proxy voting. According to Automatic Data Processing, Inc.—one of the largest providers of transaction services to the financial industry—most proxy votes are cast by or on behalf of institutional investors, such as mutual funds and pension plans, given the level of stocks they manage as compared to other types of investors.

In recent years, concerns have been raised about the proxy advisory industry, which is comprised of five major proxy advisory firms that help many institutional investors carry out their fiduciary responsibilities relating to proxy voting.(1) These proxy advisory firms may perform several

(1)See Proxy Voting by Investment Advisers, 68 Fed. Reg. 6585 (2003) (final rule) (codified in various sections of 17 C.F.R. Part 275), which requires registered investment advisers to adopt policies and procedures reasonably designed to ensure that they vote proxies in the best interests of their clients. Similarly, the Employee Retirement Income Security Act of 1974 (ERISA) has been interpreted as imposing fiduciary obligations on persons authorized to vote proxies associated with equity securities owned by ERISA plans. See 29 C.F.R. § 2509.94-2 (2006).

functions on behalf of their clients, such as offering research and recommendations on particular proxy issues (e.g., whether to approve an executive compensation plan) or casting the actual votes. Critics of proxy advisory firms, including certain industry associations and academics, contend that the proxy advisory industry suffers from significant conflicts of interest and a lack of competition and that these firms have a disproportionate influence on proxy voting. Others counter that the firms provide a valuable service for institutional investors and note that such clients are sophisticated market participants that are free to choose whether and how to employ the services of proxy advisory firms.

Under the Securities Exchange Act of 1934,(2) the Securities and Exchange Commission (SEC) regulates the proxy solicitation process with respect to publicly traded equity securities, and SEC regulates the activities of proxy advisory firms that are registered with SEC as investment advisers under the Investment Advisers Act of 1940.(3) Under SEC rules, when soliciting proxies, certain information must be disclosed in writing to shareholders, and such disclosure, referred to as a proxy statement, must be filed with the agency.(4) These proxy statements must include important facts about the issues on which shareholders are asked to vote. Under the Investment Advisers Act and related SEC rules, registered investment advisers are required to take a variety of steps designed to help protect their clients. For example, an investment adviser must disclose information about its business practices and potential conflicts of interest to clients and potential clients. SEC monitors compliance with the laws and rules through, among other means, periodic examinations of registered investment advisers. Based on examination findings, SEC may send letters to investment advisers requiring them to correct identified deficiencies. SEC may also take enforcement actions for more serious violations, as deemed appropriate, such as seeking civil fines in federal district court.

Because of your interest in helping to ensure the integrity of proxy voting, you asked us to provide an overview of proxy advisory firms and SEC’s oversight of this industry. This report (1) identifies potential conflicts of interest that may exist with proxy advisory firms and the steps that SEC

(2)15 U.S.C. §§ 78a et seq.

(3)Most, but not all, of the major proxy advisory firms have registered as investment advisers with SEC, as will be discussed in this report.

(4)See section 14 of the Securities Exchange Act of 1934 (codified as amended at 15 U.S.C. § 78n) and related rules.

has taken to oversee these firms; (2) discusses the factors that might impede or promote competition in this industry; and (3) analyzes institutional investors’ use of proxy advisory services to help vote proxies and the influence proxy advisory firms may have on proxy voting.

To address these objectives, we conducted a literature review and examined studies relating to the proxy advisory industry. In addition, we identified and interviewed various professionals (experts, academics, industry association representatives, and others) with knowledge of the industry. To gain an understanding of SEC’s oversight of proxy advisory firms, we reviewed relevant investment adviser regulations and examination reports and interviewed agency officials. Further, we conducted structured interviews with 31 institutional investors selected randomly by type, including mutual funds, corporate pension funds, government pension funds, and union pension funds, as well as some asset management institutions, to gain an understanding of the ways in which they use proxy advisory firms and the influence that such firms have on proxy voting.(5) Our sample was derived from Standard & Poor’s Money Market Directories (January 2006), and consisted of a population of institutional investors with over $1 billion in assets, including large and small institutional investors from each type above this asset level. We defined “large” and “small” institutional investors as the top and bottom 15 percent of each investor type. Large and small institutional investors account for over 72 percent of the managed assets held by all of the institutional investors with over $1 billion in assets. Although we randomly selected these institutional investors, the size of the sample was small and might not have been representative of the universe of institutional investors. As a result, we could not generalize the results of this effort.

We conducted our work in Washington, D.C., between September 2006 and June 2007 in accordance with generally accepted government auditing standards. See appendix I for more information on our scope and methodology.

Results in Brief

Various potential conflicts of interest exist among proxy advisory firms that could affect vote recommendations, but SEC has not identified any

(5)For purposes of this report, the term “institutional investor” refers to both the institution that owns the securities as well as an asset manager delegated the authority to vote proxies on behalf of the investors as the context requires.

major violations in its examinations of such registered firms. In particular, the business model of the dominant advisory firm—Institutional Shareholder Services, Inc. (ISS)—has been cited by industry participants and analysts as creating a significant potential conflict of interest. ISS advises institutional investor clients on how to vote their proxies and at the same time provides consulting services to help corporations develop management proposals and improve their corporate governance. Because it provides both types of services, ISS could, for example, help a corporate client develop an executive compensation proposal to be submitted for shareholder approval while at the same time making a recommendation to investor clients on how to vote for this proposal. ISS’s critics also contend that this could lead corporations to feel obligated to retain ISS’s consulting services in order to obtain favorable proxy vote recommendations. However, ISS officials said that they have disclosed and taken steps to help mitigate this potential conflict. For example, ISS publicly discloses information about the potential conflict on its Web site and firm policy requires relevant disclosures to its institutional investor clients. In addition, ISS officials explained that the proxy advisory and corporate consulting businesses have separate staff, operate in separate buildings, and use segregated office equipment and information databases. While all institutional investors we spoke with that use ISS’s services said they are satisfied with the steps ISS has taken to mitigate this potential conflict, some industry analysts we contacted said there remains reason to question the steps’ effectiveness. We also identified other potential conflicts associated with proxy advisory firms. For example, owners or executives of proxy advisory firms may have a significant ownership interest in or serve on the board of directors of corporations that have proposals on which the firms are offering vote recommendations. In its oversight capacity, SEC conducts examinations of proxy advisory firms that are registered as investment advisers, including, among other things, assessing compliance with requirements of the Investment Advisers Act and related rules, including the requirement that investment advisers identify, disclose, and mitigate conflicts of interest. To date, SEC has not identified any major violations and has not initiated any enforcement action against proxy advisory firms.

ISS’s long-standing position in the proxy advisory industry has been cited as a potential barrier to competition in this industry, although new firms have entered the market in recent years. Since it began operating in 1985, ISS has gained a reputation with institutional investors for providing comprehensive proxy voting research and recommendations. Consequently, other providers may have difficulty attracting ISS’s institutional client base of over 1,700 firms. According to industry participants, proxy advisory firms must offer comprehensive coverage of public companies in order to compete, because institutional investors may not be interested in subscribing to limited service offerings. Firms also need to develop sophisticated information systems to provide the research and vote-processing capabilities clients demand. But industry analysts also explained that firms interested in entering the market do have access to much of the information needed to conduct research, including the annual and quarterly reports companies file with SEC. In addition, various academics told us that once a firm has acquired the necessary technology and research processes, the marginal cost of providing services to additional clients and of updating and maintaining these services is relatively low. Competitors that have entered the market in recent years have attempted to differentiate themselves from ISS by, for example, emphasizing that they provide only proxy advisory services and not corporate consulting services. While these firms have attracted institutional clients, it is too soon to tell what their ultimate effect will be on enhancing industry competition.

Among the 31 institutional investors we spoke with, large institutions reportedly relied less than small institutions on the research and specific recommendations offered by proxy advisory firms to help decide how to vote proxies. Specifically, large institutional investors reported that their reliance on proxy advisory services is limited because these institutional investors (1) conduct their own research and analyses to make voting decisions and use the research and recommendations offered by proxy advisory firms only to supplement such analyses; (2) might develop their own voting policies, which the advisory firms would be responsible for executing; and (3) might contract with more than one advisory firm to gain a broader range of information on proxy issues. In contrast, small institutional investors reported that they have limited resources to conduct their own research and tend to rely more heavily on the research and recommendations of proxy advisory firms. Like large institutional investors, however, representatives of small institutions said that they are ultimately responsible for proxy voting decisions and retain the right to override recommendations made by advisory firms. While the institutional investors we contacted might not have been representative of all institutional investors, many industry analysts we spoke with agreed that large institutions would place less emphasis than small institutions on proxy advisory firms’ research and recommendations when deciding how to vote. The fact that large institutional investors cast the great majority of proxy votes made by institutional investors and reportedly place less emphasis than small institutions on such research and recommendations could serve to limit the overall influence advisory firms have on proxy voting results.

We provided a draft of this report to SEC for its review and comment. SEC provided technical comments, which we incorporated, as appropriate. We also provided relevant sections of the draft to the proxy advisory firms for a technical review of the accuracy of the wording and made changes, as appropriate, based on the firms’ comments.

Background

According to ISS, over 28,000 publicly-traded corporations globally send out proxy statements each year that contain important facts about more than 250,000 separate issues on which shareholders are asked to vote. Votes are solicited on a variety of key issues that could potentially affect the corporations’ value, such as the election of directors, executive compensation packages, and proposed mergers and acquisitions, as well as other, more routine, issues that may not affect value, such as approving an auditor and changing a corporate name. The proxy statement typically includes a proxy ballot (also called a proxy card) that allows shareholders to appoint a third party (proxy) to vote on the shareholder’s behalf if the shareholder decides not to attend the meeting. The shareholder may instruct the proxy how to vote the shares or may opt to grant the proxy discretion to make the voting decision. The proxy card may be submitted to the company via the mail or online.

The proxy advisory industry has grown over the past 20 years as a result of various regulatory and market developments. The management of a mutual fund’s or pension plan’s assets, including the voting of proxies, is often delegated to a person who is an investment adviser subject to the Investment Advisers Act of 1940.(6) In a 1988 letter, known as the “Avon Letter,” the Department of Labor took the position that the fiduciary act of managing employee benefit plan assets includes the voting of proxies

(6)To the extent a mutual fund or pension plan has delegated the voting of its proxies to an asset manager, the proxy voting process is subject to the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974 (ERISA). For purposes of this report, the term “asset manager” is used to refer both to investment advisers of registered investment companies, as well as to managers of pension plan assets. Registered investment companies are also required to disclose the policies and procedures that they use to determine how to vote proxies relating to portfolio securities and must file with SEC an annual report on its proxy voting record. See 17 C.F.R. § 270.30b1-4 and SEC Forms N-1, N-2, N-3 and N-CSR (adopted under the Investment Company Act of 1940 (codified as amended at 15 U.S.C. § 80a-1 et seq.)).

associated with shares of stock owned by the plan.(7) According to industry experts, managers of employee retirement plan assets began to seek help in executing their fiduciary responsibility to vote proxies in their clients’ best interests. Consequently, the proxy advisory industry—particularly ISS, which had been established in 1985—started to grow. According to industry experts, ISS’s reputation and dominance in the proxy advisory industry continued to grow in the 1990s and early 2000s, fueled by the growing fiduciary requirements of institutional investors and increased shareholder activism. This increased shareholder activism has been attributed in part to reaction by investors to the massive financial frauds perpetrated by management of public companies, including the actions that led to the bankruptcies of Enron and WorldCom. Many institutional investors sought the services of proxy advisory firms to assist in their assessments of the corporate governance practices of publicly traded companies and to carry out the mechanics of proxy voting. Finally, in 2003, SEC adopted a rule and amendments under the Investment Advisers Act of 1940 that requires registered investment advisers to adopt policies and procedures reasonably designed to ensure that proxies are voted in the best interests of clients, which industry experts also cited as a reason for the continued growth of the proxy advisory industry.(8)

Today, the proxy advisory industry is comprised of five major firms, with ISS serving as the dominant player with over 1,700 clients. The other four firms—Marco Consulting Group (MCG), Glass Lewis & Co. (Glass Lewis), Proxy Governance, Inc. (PGI), and Egan-Jones Proxy Services (Egan-Jones)—have much smaller client bases and are relatively new to the industry: Glass Lewis, PGI, and Egan-Jones were all created within the past 6 years.

•               Founded in 1985, ISS serves clients with its core business, which includes analyzing proxy issues and offering research and vote recommendations. ISS also provides Web-based tools and advisory

(7)The Deputy Assistant Secretary of the Pension Welfare Benefits Administration (PWBA, now known as the Employee Benefits Security Administration) issued the Avon letter to Mr. Helmuth Fandl, Chairman of the Retirement Board of Avon Products, Inc., on February 23, 1988. Current U.S. Comptroller General David M. Walker was the Assistant Secretary of Labor for the PWBA from 1987 to 1989. The Department of Labor subsequently issued Interpretative Bulletin No. 94-2 (codified at 29 C.F.R. § 2509-94-2), which, among other things, set forth the department’s interpretation of ERISA as it applies to the voting of proxies on securities held by employee benefit plan investment portfolios. The bulletin essentially restates the views set forth in the Avon Letter.

(8)See Proxy Voting by Investment Advisers.

services to corporate issuers through ISS Corporate Services, Inc. a separate division established in 1997 which was spun-out into a wholly-owned subsidiary in 2006. RiskMetrics Group, a financial risk management firm, acquired ISS in January 2007. RiskMetrics Group provides risk management tools and analytics to assist investors in assessing risk in their portfolios.

•               MCG was established in 1988 to provide investment analysis and advice to Taft-Hartley funds and has since expanded its client base to public employee benefit plans.(9)

•               Glass Lewis, established in 2003, provides proxy research and voting recommendations and was acquired by Xinhua Finance Limited, a Chinese financial information and media company, in 2007.

•               Established in 2004, PGI offers proxy advice and voting recommendations and is a wholly-owned subsidiary of FOLIOfn, Inc., a financial services company that also provides brokerage services and portfolio management technology for individual investors and investment advisers.

•               Egan-Jones was established in 2002 as a division of Egan-Jones Ratings Company, which was incorporated in 1992. Egan-Jones provides proxy advisory services to institutional clients to facilitate making voting decisions.

Of the five major proxy advisory firms, three—ISS, MCG, and PGI—are registered with SEC as investment advisers and are subject to agency oversight, while according to corporate officials, the other two firms are not. In their SEC registration filings, the three registered firms have identified themselves as pension consultants as the basis for registering as

(9)The Labor Management Relations Act, also known as the Taft-Hartley Act, allows for the establishment of multiemployer trust funds, known as Taft-Hartley funds, for the purpose of providing pension and welfare benefits to employees and their families. Act of June 23, 1947, ch. 120, 61 Stat. 136 (1947) (codified as amended at 29 U.S.C. §§ 141 et seq.). These funds, or benefit plans, are financed in whole or part by employer contributions and are administered jointly by labor and management. These funds are subject to ERISA and regulated by the U.S. Department of Labor. Accordingly, managers of Taft-Hartley fund assets have a fiduciary obligation to protect plan assets as required by ERISA.

investment advisers under the Investment Advisers Act.(10) Although Glass Lewis initially identified itself as a pension consultant and registered with SEC as an investment adviser, it withdrew its registration in 2005. According to SEC officials, an investment adviser is not required to disclose a reason for its decision to withdraw its registration in the notice of withdrawal filed with SEC. Officials from Glass Lewis and Egan-Jones did not elaborate on their decisions not to be registered with SEC as investment advisers, other than to note that their decisions were made with advice from their respective counsel.

Potential Conflicts of Interest Exist among Proxy Advisory Firms That Could Affect Their Vote Recommendations, but SEC Has Not Identified Any Major Violations in Its Examinations of Registered Firms

In the proxy advisory industry, various conflicts of interest can arise that have the potential to influence the research conducted and voting recommendations made by proxy advisory firms. The most commonly cited potential for conflict involves ISS, which provides services to both institutional investor clients and corporate clients. Several other circumstances may lead to potential conflicts on the part of proxy advisory firms, including situations in which owners or executives of proxy advisory firms have an ownership interest in or serve on the board of directors of corporations that have proposals on which the firms are offering vote recommendations. Although the potential for these types of conflicts exists, in its examinations of proxy advisory firms that are registered as investment advisers, SEC has not identified any major violations, such as a failure to disclose a conflict, or taken any enforcement actions to date.

ISS’s Business Model Has Been Identified as the Major Potential Conflict of Interest

Industry professionals and institutional investors we interviewed cited ISS’s business model as presenting the greatest potential conflict of interest associated with proxy advisory firms because ISS offers proxy advisory services to institutional investors as well as advisory services to corporate clients. Specifically, ISS provides institutional investor clients

(10)Section 203A of the Investment Advisers Act prohibits state-regulated investment advisers who have less than $25 million in assets under management from registering with SEC, unless the person is an investment adviser to a registered investment company, like a mutual fund. SEC Rule 203A-2(b), exempts certain pension consultants from this general prohibition and permits them to register with SEC. 17 C.F.R. § 275.203A-2(b). An investment adviser is a pension consultant for purposes of Rule 203A-2(b), if he or she provides investment advice relating to assets of certain employee benefit plans having an aggregate value of at least $50 million.

with recommendations for proxy voting and ratings of companies’ corporate governance. In addition, ISS helps corporate clients develop proposals to be voted on and offers corporate governance consulting services to help clients understand and improve their corporate governance ratings.

Because ISS provides services to both institutional investors and corporate clients, there are various situations that can potentially lead to conflicts. For example, some industry professionals stated that ISS could help a corporate client design an executive compensation proposal to be voted on by shareholders and subsequently make a recommendation to investor clients to vote for this proposal. Some industry professionals also contend that corporations could feel obligated to subscribe to ISS’s consulting services in order to obtain favorable proxy vote recommendations on their proposals and favorable corporate governance ratings. One industry professional further believes that, even if corporations do not feel obligated to subscribe to ISS’s consulting services, they still could feel pressured to adopt a particular governance practice simply to meet ISS’s standards even though the corporations may not see the value of doing so.

ISS has disclosed and taken steps to help mitigate situations that can potentially lead to conflicts. For example, on its Web site, ISS explains that it is “aware of the potential conflicts of interest that may exist between [its] proxy advisory service … and the business of ISS Corporate Services, Inc. [ICS].” The Web site also notes that “ISS policy requires every ISS proxy analysis to carry a disclosure statement advising the client of the work of ICS and advising ISS’s institutional clients that they can get information about an issuer’s use of ICS’s products and services.” In addition, some institutional investors we spoke with noted that ISS has on occasion disclosed to them, on a case-by-case basis, the existence of a specific conflict related to a particular corporation.

In addition to disclosure, ISS has implemented policies and procedures to help mitigate potential conflicts. For example, according to ISS, it has established a firewall that includes maintaining separate staff for its proxy advisory and corporate businesses, which operate in separate buildings and use segregated office equipment and information databases in order to help avoid discovery of corporate clients by the proxy advisory staff. ISS also notes on its Web site that it is a registered investment adviser and is subject to the regulatory oversight of SEC. In addition, according to ISS’s Web site, corporations purchasing advisory services sign an agreement acknowledging that use of such services does not guarantee preferential treatment from ISS’s division that provides proxy advisory services.

All of the institutional investors—both large and small—we spoke with that subscribe to ISS’s services said that they are satisfied with the steps that ISS has taken to mitigate its potential conflicts. Most institutional investors also reported conducting due diligence to obtain reasonable assurance that ISS or any other proxy advisory firm is independent and free from conflicts of interest. As part of this process, many of these institutional investors said they review ISS’s conflict policies and periodically meet with ISS representatives to discuss these policies and any changes to ISS’s business that could create additional conflicts. Finally, as discussed in more detail later in this report, institutional investors told us that ISS’s recommendations are generally not the sole basis for their voting decisions, which further reduces the chances that these potential conflicts would unduly influence how they vote.

Although institutional investors said they generally are not concerned about the potential for conflicts from ISS’s businesses and are satisfied with the steps ISS has taken to mitigate such potential conflicts, some industry analysts we contacted said there remains reason to question the steps’ effectiveness. For example, one academic said that while ISS is probably doing a fair job managing its conflicts, it is difficult to confirm the effectiveness of the firm’s mitigation procedures because ISS is a privately-held company, thereby restricting information access. Moreover, according to another industry analyst, because ISS’s recommendations are often reported in the media, the corporate consulting and proxy advisory services units could become aware of the other’s clients.

Other Potential Conflicts May Arise on the Part of Proxy Advisory Firms

In addition to the potential conflict of interest discussed above, several other situations in the proxy advisory industry could give rise to potential conflicts. Specifically:

•               Owners or executives of proxy advisory firms may have a significant ownership interest in or serve on the board of directors of corporations that have proposals on which the firms are offering vote recommendations. A few institutional investors told us that such situations have been reported to them by ISS and Glass Lewis, both of which, in order to avoid the appearance of a conflict, did not make voting recommendations.

•               Institutional investors may submit shareholder proposals to be voted on at corporate shareholder meetings. This raises concern that proxy advisory firms will make favorable recommendations to other institutional investor clients on such proposals in order to maintain the business of the investor clients that submitted these proposals.

•               Several proxy advisory firms are owned by companies that offer other financial services to various types of clients, as is common in the financial services industry, where companies often provide multiple services to various types of clients. This is the case at ISS, Glass Lewis, and PGI, and may present situations in which the interests of different sets of clients diverge.

SEC Has Not Identified Any Major Violations in Its Oversight of Proxy Advisory Firms That Are Registered as Investment Advisers

SEC reviews registered investment advisers’ disclosure and management of potential conflicts, as well as proxy voting situations where a potential conflict may arise. Specifically, SEC’s Office of Compliance Inspections and Examinations monitors the operations and conducts examinations of registered investment advisers, including proxy advisory firms. An SEC official stated that, as part of these examinations, SEC may review the adequacy of disclosure of a firm’s owners and potential conflicts; particular products and services that may present a conflict; the independence of a firm’s proxy voting services; and the controls that are in place to mitigate potential conflicts.(11) As discussed previously, three of the five proxy advisory firms (ISS, MCG, and PGI) are registered as investment advisers while Glass Lewis and Egan-Jones are not. According to SEC, to date, the agency has not identified any major violations of applicable federal securities laws in its examinations of proxy advisory firms that are registered as investment advisers and has not initiated any enforcement action against these firms.(12)

(11)       We did not attempt to assess the adequacy of these examinations.

(12)  We cannot disclose the specific results of examinations because of SEC confidentiality considerations.

Analysts Cite ISS’s Long-standing Position in the Industry as a Potential Barrier to Competition, Although Firms Have Entered the Market in Recent Years

As the dominant proxy advisory firm, ISS has gained a reputation with institutional investors for providing reliable, comprehensive proxy research and recommendations, making it difficult for competitors to attract clients and compete in the market. As shown below in table 1, ISS’s client base currently includes an estimate of 1,700 institutional investors, more than the other four major firms combined. Several of the institutional investors we spoke with that subscribe to ISS’s services explained that they do so because they have relied on ISS for many years and trust it to provide reliable, efficient services. They said that they have little reason to switch to another service provider because they are satisfied with the services they have received from ISS over the years. Because of ISS’s clients’ level of satisfaction, other providers of proxy advisory services may have difficulty attracting their own clients. In addition, because of its dominance and perceived market influence, corporations may feel obligated to be more responsive to requests from ISS for information about proposals than they might be to other, less-established proxy advisory firms, resulting in a greater level of access by ISS to corporate information that might not be available to other firms.

Table 1: Overview of the Major Proxy Advisory Firms

		Estimated	Estimated	Estimated
		number of	number of	clients’ equity
Firm	Founded	employees	clients	assets (dollars)(a)
Institutional Shareholder Services (ISS)	1985	630	1,700	25.5 trillion
Marco Consulting Group (MCG)	1988	70	350	85 billion
Glass Lewis & Company (Glass Lewis)	2003	70	300	15 trillion
Proxy Governance, Inc. (PGI)	2004	31	100	1 trillion
Egan-Jones Proxy Services (Egan-Jones)	2001	Not available	400	Not available

Source: GAO presentation of information provided by proxy advisory firms.

(a) Clients’ equity assets refers to the total assets under management by the firms’ institutional investor clients. There is overlap between proxy advisory firms’ clients’ equity assets since, as will be discussed later in this report, some clients use the services of several proxy advisory firms.

Industry analysts explained that, in addition to overcoming ISS’s reputation and dominance in the proxy advisory industry, proxy advisory firms must offer comprehensive coverage of corporate proxies and implement sophisticated technology to attract clients and compete. For instance, institutional investors often hold shares in thousands of different corporations and may not be interested in subscribing to proxy advisory firms that provide research and voting recommendations on a limited portion of these holdings. As a result, proxy advisory firms need to provide thorough coverage of institutional holdings, and unless they offer comprehensive services from the beginning of their operations, they may have difficulty attracting clients. In addition, academics and industry experts we spoke with said that new firms need to implement a sophisticated level of technology to provide the research and proxy vote execution services that clients demand. The initial investment required to develop and implement such technology can be a significant expense for firms.

Although newer proxy advisory firms may face challenges attracting clients and establishing themselves in the industry, several of the professionals we spoke with believed that these challenges could be overcome. For example, while firms may need to offer comprehensive coverage of corporate proxies in order to attract clients and although ISS might have access to corporate information that other firms do not, much of the information needed to conduct research and offer voting recommendations is easily accessible. Specifically, anyone can access corporations’ annual statements and proxy statements, which are filed with SEC, are publicly available, and contain most of the information that is needed to conduct research on corporations and make proxy voting recommendations. Also, although developing and implementing the technology required to provide research and voting services can be challenging, various industry professionals told us that once a firm has done so, the marginal cost of providing services to additional clients and of updating and maintaining such technology is relatively low.

Some of the competitors seeking to enter the proxy advisory industry in recent years that we spoke with have offered their services as alternatives to ISS. Specifically, they have attempted to differentiate themselves from ISS by providing only proxy advisory services to institutional investor clients. ISS’s competitors have chosen not to provide corporate consulting services in part to avoid the potential conflicts that exist at ISS. Proxy advisory firms have also attempted to differentiate themselves from the competition on the basis of the types of services provided. For example, some firms have started to focus their research and recommendation services on particular types of proxy issues or on issues specific to individual corporations.

The institutional investors we spoke with had a variety of opinions about the level of competition in the industry. Some questioned whether the existing number of firms is sufficient, while others questioned whether the market could sustain the current number of firms. However, many of the institutional investors believe that increased competition could help reduce the cost and increase the range of available proxy advisory services. For example, some institutional investors said that they have been able to negotiate better prices with ISS because other firms have recently entered the market. While some of these newer proxy advisory firms have attracted clients, it is too soon to tell what the firms’ ultimate effect on competition will be.

Large Institutional Investors Reportedly Rely Less Than Small Institutional Investors on Advisory Firms, Limiting the Influence These Firms Have on Proxy Voting Results

We conducted structured interviews with 31 randomly selected institutional investors to gain an understanding of the ways in which they use proxy advisory firms and the influence that such firms have on proxy voting. Of the 20 large institutional investors we interviewed, 19 reported that they use proxy advisory services in one or more ways that may serve to limit the influence that proxy advisory firms have on proxy voting results (see table 2), while only 1 reported relying heavily on a proxy advisory firm’s research and recommendations.(13)

Table 2: Reliance of Large Institutional Investors on Proxy Advisory Firms

	Use proxy	Use proxy advisory
	advisory firm to	firm to execute	Subscribe to
	supplement in-	customized voting	several proxy
	house research	policy	advisory firms
Number of large institutional investors (out of 20 interviewed)(a)	15	14	8

Source: GAO analysis of structured interviews with 20 large institutional investors.

(a) Many of the large institutional investors we spoke with explained that, although they subscribe to a customized voting policy, they may also continue to use their proxy advisory firm to supplement their own in-house research, subscribe to several proxy advisory firms, or both. This results in overlap among the three categories of how these institutional investors use proxy advisory firms, as shown in the table.

(13) Of the 20 large institutional investors we spoke with, 7 were asset management institutions that vote proxies on behalf of their clients. Many large and small institutional investors we initially attempted to contact reported that they do not vote their own proxies. Instead, these institutional investors said that companies that provide asset management services also vote proxies on their behalf. We added these asset management institutions, which were referred to us by pension funds, to our sample in order to understand the extent to which they rely on proxy advisory services.

The following summarizes several of the reasons that large institutional investors’ reliance on proxy advisory firms’ research and recommendations is limited:

•               Most of the large institutional investors we spoke with (15 out of 20) reported that they generally rely more on their own in-house research and analyses to make voting decisions than on the research and recommendations provided by their proxy advisory services providers. These institutional investors tend to have their own in-house research staffs, and their in-house research reportedly drives their proxy voting decisions. They explained that they use the research and recommendations provided by proxy advisory firms to supplement their own analysis and as one of many factors they consider when deciding how to vote.

•               In addition, many (14) of the large institutional investors we contacted reported that they subscribe to a customized voting policy that a proxy advisory firm executes on the institutions’ behalf. These institutional investors develop their own voting policies and guidelines that instruct the advisory firm how to vote on any given proxy issue. In such instances, the proxy advisory firms simply apply their clients’ voting policies, which then drive the voting decisions.

•               Further, 8 of the large institutional investors we contacted explained that they subscribe to more than one proxy advisory firm to help determine how to vote. These institutional investors said that they consider multiple sets of proxy advisory firm research and recommendations to gain a broader range of information on proxy issues and to help make well-informed voting decisions.

We also interviewed representatives from 11 smaller institutional investors, and the results of these interviews suggest that proxy advisory firm recommendations are of greater importance to these institutions than they are to the large institutional investors we spoke with. In particular, representatives from smaller institutional investors were more likely to say that they rely heavily on their proxy advisory firm and vote proxies based strictly on the research and recommendations of their firm, given these institutions’ limited resources. Consequently, the level of influence held by proxy advisory firms appears greater with these smaller institutional investors.

However, whether large or small, all of the institutional investors we spoke with explained that they retain the fiduciary obligation to vote proxies in the best interest of their clients irrespective of their reliance on proxy advisory firms. Institutional investors emphasized that they do not delegate this responsibility to proxy advisory firms and retain the right to override any proxy advisory firm recommendations, limiting the amount of influence proxy advisory firms hold. In addition, large and small institutional investors reported that they tend to provide greater in-house scrutiny to, and rely even less on, proxy advisory firm recommendations about certain high-profile or controversial proxy issues, such as mergers and acquisitions or executive compensation.

Institutional investors’ perspectives on the limited influence of proxy advisory firms reflected what we heard from professionals that we spoke with who have knowledge of the industry. Many of these industry analysts and academics agreed that large institutional investors would be less likely than small institutional investors to rely on proxy advisory firms, because large institutions have the resources available to conduct research and subscribe to more than one proxy advisory service provider. These professionals also thought that large institutional investors would be likely to use proxy advisory firms as one of several factors they consider in the research and analysis they perform to help them decide how to vote proxies. Further, several believed that small institutional investors would be more likely to vote based strictly on proxy advisory firms’ recommendations, because they do not have the resources to conduct their own research.

The results of our work suggest that the overall influence of advisory firms on proxy vote outcomes may be limited. In particular, large institutional investors, which cast the great majority of proxy votes made by all institutional investors with over $1 billion in assets, reportedly place relatively less emphasis on the firms’ research and recommendations than smaller institutional investors. However, we could not reach a definitive conclusion about the firms’ influence because the institutional investors we contacted were not necessarily representative of all such investors. Further, we could not identify any studies that comprehensively isolated advisory firm research and recommendations from other factors that may influence institutional investors’ proxy voting.(14)

Agency Comments

We provided a draft of this report to SEC for its review and comment. SEC provided technical comments, which we incorporated into the final report, as appropriate. We also provided relevant sections of the draft to the proxy advisory firms for a technical review of the accuracy of the wording and made changes, as appropriate, based on the firms’ comments.

As agreed with your office, unless you publicly announce the contents of this report earlier, we plan no further distribution of this report until 30 days from the report date. At that time we will provide copies of this report to the Chairman and Ranking Member, Senate Committee on Banking, Housing, and Urban Affairs; the Chairman, House Committee on Financial Services; the Chairman, House Subcommittee on Capital Markets, Insurance, and Government Sponsored Enterprises, Committee on Financial Services; other interested committees; and the Chairman of the Securities and Exchange Commission (SEC). We will also make copies available to others upon request. In addition, the report will be available at no charge on the GAO Web site at http://www.gao.gov. If you or your staffs have any questions about this report, please contact me at (202) 512-8678

(14) We identified a study—”The Role of Advisory Services in Proxy Voting,” by Cindy R. Alexander, Mark A. Chen, Duane J. Seppi, and Chester S. Spatt (Dec. 14, 2006)—that examined the extent to which recommendations can influence vote outcomes and stock prices by focusing on recommendations made by ISS that were reported in the media. The authors documented “significant stock price movements around recommendation dates, indicating that proxy advice brings new information to the market,” as well as “a robust association between recommendations and contest outcomes after controlling for differences in contest characteristics, voting rules, dissidents, and incumbents.” As the authors note, “although not all ISS recommendations are reported in the media, restricting attention to the newsworthy cases ensures that our sample consists of contests in which the underlying issues are significant and the recommendation is most likely to play an important role.” However, most of the institutional investors we spoke with reported that they tend to provide greater in-house scrutiny to, and rely even less on, proxy advisory firm recommendations about high-profile or controversial proxy issues, which are the recommendations that would be more likely to appear in the media.

or jonesy@gao.gov. Contact points for our Offices of Congressional Relations and Public Affairs may be found on the last page of this report. Key contributors to this report are listed in appendix II.

/s/ Yvonne D. Jones

Yvonne D. Jones

Director, Financial Markets
and Community Investment

Appendix I: Scope and Methodology

Our objectives were to (1) identify potential conflicts of interest that exist with proxy advisory firms and the steps that the Securities and Exchange Commission (SEC) has taken to oversee these firms; (2) review the factors that might impede or promote competition in this industry; and (3) analyze institutional investors’ use of proxy advisory services to help vote proxies and the influence proxy advisory firms may have on proxy voting.

To determine the types of potential conflicts of interest that could arise in the proxy advisory industry, we conducted a literature review and examined studies relating to potential conflicts that may arise in this industry. Further, we interviewed various professionals with knowledge of the proxy advisory industry, including industry experts, academics, industry association representatives, and proxy advisory firm representatives, as well as institutional investors and officials at SEC. We selected these professionals based, in part, on literature searches we conducted on topics relating to proxy advisory and corporate governance services, as well as referrals by several of the professionals we met with. The professionals we spoke with represent a wide range of perspectives, and include experts from academia, business, government, and professional organizations. We did not attempt to assess any of the proxy advisory firms’ conflict mitigation policies or procedures and, therefore, did not come to any conclusions about the adequacy of these policies or procedures. To gain an understanding of SEC’s oversight of proxy advisory firms, we reviewed relevant investment adviser regulations and examinations conducted by SEC since 2000 and interviewed agency officials. We did not attempt to assess the adequacy of SEC’s oversight.

To identify the factors that might impede or promote competition in this industry, we reviewed the relevant literature and examined studies relating to the level of competition in the industry, and we spoke with various industry professionals. We did not attempt to evaluate the level of competition in this industry and, therefore, did not come to any conclusions about the extent to which competition exists.

Finally, to explore institutional investors’ use of proxy advisory services to help vote proxies and the influence proxy advisory firms may have on proxy voting, we conducted structured interviews with 31 institutional investors selected randomly by type, including mutual funds, corporate pension funds, government pension funds, and union pension funds, as well as asset management institutions. Our sample included several of the largest institutional investors and was derived from Standard & Poor’s Money Market Directories (January 2006). The sample consisted of a population of mutual funds and pension funds with over $1 billion in assets, and included large and small institutional investors from each investor type. We defined “large” and “small” institutional investors as the top and bottom 15 percent of each institutional investor type. In total, these large and small institutional investors accounted for over 72 percent of assets under management held by mutual funds and pension funds with over $1 billion under management. Although we randomly selected these institutional investors, the size of the sample was small and may not necessarily be representative of the universe of institutional investors. As a result, we could not generalize the results of our analysis to the entire population of institutional investors.

We conducted structured interviews with 20 large and 11 small institutional investors. Initially, we had contacted a total of 126 mutual funds and pension funds that were randomly selected from our sample of institutional investors and 20 (13 large and 7 small institutions) reported using proxy advisory firm services and agreed to participate in our structured interviews. The other 106 institutional investors we had initially contacted declined to participate in the structured interviews for several reasons. In particular, many of these institutions said that they do not vote proxies themselves, but rather hire asset management institutions to both manage their investment portfolios and vote proxies on their behalf. We conducted interviews with 11 (7 large and 4 small institutions) of these asset management institutions, which were referred to us by several of the pension funds we had initially contacted. The results of these asset manager interviews are included among the total of 20 large and 11 small institutional investors that we interviewed. In addition, some of the 106 institutional investors declined to participate because they vote proxies themselves or do not vote proxies at all, while others refused to participate or could not be reached.

In our structured interviews with the 31 institutional investors, we spoke with officials from the organizations who are responsible for proxy voting activities. We asked these officials a variety of questions relating to their institutions’ policies on proxy voting and use of proxy advisory firms. Further, we asked the officials to comment on potential conflicts of interest associated with proxy advisory firms, steps taken to mitigate such potential conflicts, and the level of competition in the proxy advisory industry.

Finally, we spoke with various industry professionals discussed earlier to gain their perspectives on the influence of proxy advisory firms. We could not identify any studies that comprehensively measured the influence that these firms have on proxy voting.

We conducted our work in Washington, D.C., between September 2006 and June 2007 in accordance with generally accepted government auditing standards.

Appendix II: GAO Contact and Staff Acknowledgments

GAO Contact

Yvonne D. Jones, (202) 512-8678 or jonesy@gao.gov

Staff Acknowledgments

In addition to the above contact, Wes Phillips, Assistant Director; Emily Chalmers; Rudy Chatlos; Eric Diamant; Fred Jimenez; Yola Lewis; and Omyra Ramsingh made key contributions to this report.

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Annex II

[COBRA LOGO]	RiskMetrics File ID: 2007-0921-006 Credit Suisse Securities (USA) LLC 8,695,652 Common Stock	[LOGO]

SEC or Other Reviewing Authority Filing Date: September 19, 2007

Type of Notification : Defer	Date of Notice : October 15, 2[Illegible]

Department Telephone Number : 240-386-4623

First Reviewer : D’Mara Jefferies

Second Reviewer : Gabriela Aguero

Participating Member(s) :

•    Credit Suisse Securities (USA) LLC

•    Banc Of America Securities LLC

•    Goldman, Sachs & Co.

Distribution Method : Firm Commitment Offering Class : Corporate Equity
SEC # : 333-146167
Offering Type : 2720	CIK # : 0001295172

Attention: Peter McKeon	Firm Name : Skadden, Arps, Slate, Meagher & Flom LLP

Documents Reviewed :

SEC Filed Documents :
Filing Date	Document Name	Amendment Number
• 9/19/2007	Registration Statement

The role of the Corporate Financing Department (the “Department”) is to provide FINRA member firm with regulatory services designed to promote their compliance with NASD rules and regulations and federal securities laws governing public capital formation activities. FINRA requires members or their filers to respond to all comments herein within thirty (30) business days of the date of this Notification Failure to submit complete written responses and/or screen updates will result in the issuance of a Review Alert Notification.1 Please be aware that after reviewing your responses to our COBRA Review Notification we may or may not request additional information.

We have reviewed your COBRADesk filing and have decided to defer an opinion with respect to the fairness and reasonableness of the proposed terms and arrangements until we have received and reviewed complete, accurate, and timely responses to the following comments.

Comments :

Association/Affiliation with NASD members

1.                                       Provide confirmation in the “Supplemental - Filer Notepad” section of COBRADesk that the due diligence process has been completed, and that the representations provided are final and not subject to change.

2.                                       With respect to the disclosure in the “Management” section of the Registration Statement regarding Mr. Stephen Thieke, provide a statement in the “Supplemental - Filer Notepad” section of COBRADesk as to whether PNC Financial Services Group Inc. has an association and/or affiliation with any participating NASD member and, if so, provide a modification to the “NASD Association/Affiliation” grid of COBRADesk to disclose complete details.

Other Items of Value

1.                                       Notwithstanding the disclosure in the “Underwriting” section of the Registration Statement regarding your firm, provide a statement in the “Supplemental - Filer Notepad” section of COBRADesk as to whether any FINRA member(s) and/or their affiliate(s) thereof have provided or will provide any investment banking, financial advisory and/or consulting services to the issuer during the 180-day period preceding this filing or 90-days following effectiveness of this offering

Qualified Independent Underwriter

1.                                       With respect to the disclosure in the “Underwriting” section of the Registration Statement regarding Goldman, Sachs & Co., submit a modification to the “Supplemental-QIU” screen of COBRADesk to provide complete information regarding the member’s qualification as outlined the “QIU Objective Criteria List” to include complete information in the grids in items 2 or 3 and 5 and, an electronic document with a list of offerings to demonstrate that the firm meets the criteria specified in 2720(b)(15)(C) of the NASD Conduct Rules.

2.                                       With respect to the disclosure in the “Underwriting” section of the Registration Statement regarding Goldman, Sachs & Co., submit a copy of the proposed pricing opinion as an attachment to the “Non SEC Filed Documents” section of COBRADesk.

Compensation

1.                                       With respect to the disclosure in the “Underwriting” section of the Registration Statement regarding Goldman, Sachs & Co., provide a modification to “Item (k)” of the “Compensation” screen of COBRADesk to disclose the $10,000 payable to the member for their engagement as qualified independent underwriter in connection with the offering.

Other Regulatory Concerns

1.                                       In accordance with Rule 2710(b)(5)(A)(ii), submit a copy of the letter of intent, engagement let or any other documents entered into between any participating member and the issuer in the 18 days preceding filing of this offering with the Commission as an attachment to “Non-SEC Filed Documents” in Word format or a .pdf file.

2.                                       In accordance with Rule 2710(b)(5)(A)(ii), submit a copy of all underwriting documents to be used in connection with this offering as an attachment to “Non-SEC Filed Documents” in Word format or a .pdf file.

3.                                       Provide a modification to the “Basic Info - Documents” screen of COBRADesk to disclose the name and telephone number of the SEC examiner reviewing this offering.

This is an advisory opinion of the Department’s staff based on the information as presented to FINRA connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.

As indicated above, members must provide complete, accurate, and timely responses (collectively “complete responses”) to our comments.

Please be advised that:

•                  if the Department determines that your response is incomplete, we will notify you within five (5) business days that additional information is required and that your review and possibly, the issuance of a “No Objections Notification” will be delayed.

•                  after reviewing complete responses we may or may not have additional comments.

•                  the Department requires timely submissions of completed responses (at least five (5) business days prior to the anticipated effective date of the offering).

•                  the Department will require up to five (5) business days to review and analyze the information provided in the completed responses prior to issuing a “no objections” opinion.

(1) Separate Notification will provide members and filers fifteen (15) business days to respond before FINRA considers the review of the filing “Dormant.”